Exhibit 99.1

COSTAMARE INC. REPORTS RESULTS FOR THE FOURTH QUARTER AND YEAR ENDED DECEMBER 31, 2025

Monaco – February 18, 2026 – Costamare Inc. (“Costamare” or the “Company”) (NYSE: CMRE) today reported unaudited financial results for the fourth quarter and year ended December 31, 2025.

Discontinued operations as a result of Costamare Bulkers Holdings Limited Spin-Off

The financial results for the year ended December 31, 2025 reflect the spin-off of Costamare’s dry bulk business (consisting of Costamare’s dry bulk owned fleet and its dry bulk operating platform, Costamare Bulkers Inc. (“CBI”)) into a standalone public company, which was completed on May 6, 2025. Accordingly, the results of the dry bulk business are presented as discontinued operations for all periods shown.

For the year ended December 31, 2025, the results of discontinued operations include the dry bulk business up to May 6, 2025, the effective date of the spin-off. In comparison, the three-month period ended December 31, 2024 and year of 2024 include the results of discontinued operations of the dry bulk business for the entire periods, respectively. These differences in reporting periods should be taken into account when evaluating the results of discontinued operations between periods.

I.	PROFITABILITY AND LIQUIDITY

•  FY 2025 Adjusted Net Income from Continuing operations available to common stockholders1 of $375.6 million ($3.12 per share).

•  FY 2025 Net Income from Continuing operations available to common stockholders of $371.0 million ($3.09 per share).

•  Q4 2025 Adjusted Net Income from Continuing operations available to common stockholders1 of $71.8 million ($0.60 per share).

•  Q4 2025 Net Income from Continuing operations available to common stockholders of $72.6 million ($0.60 per share).

•  Q4 2025 liquidity of $589.6 million2.

1 Adjusted Net Income from Continuing operations available to common stockholders and respective per share figures are non-GAAP measures and should not be used in isolation or as substitutes for Costamare’s financial results presented in accordance with U.S. generally accepted accounting principles (“GAAP”). For the definition and reconciliation of these measures to the most directly comparable financial measure calculated and presented in accordance with GAAP, please refer to Exhibit I.

2 Including short-term investments in U.S. Treasury Bills amounting to $19.3 million.

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II.	ENTERED INTO 12 NEW FIXTURES ON A FORWARD BASIS OF UP TO 3 YEARS – INCREMENTAL CONTRACTED REVENUES OF $940 MILLION / FULLY EMPLOYED CONTAINERSHIP FLEET FOR 2026[3]

•  96% and 92% of the containership fleet4 fixed for 2026 and 2027, respectively.

•  Increase in contracted revenues of approximately $940 million, stemming from forward fixing of:

-	Five 14,400 TEU-capacity vessels (minimum period of 8 years).

-	Four 5,000 TEU-capacity vessels (minimum period of approximately 3 years).

-	Two 9,400 TEU-capacity vessels (minimum period of approximately 3 years).

-	One 4,200 TEU-capacity vessel (minimum period of 3 years).

•  For all forward fixtures, a TEU-weighted duration of approximately 6 years.

•  Contracted revenues for the containership fleet of approximately $3.4 billion with a TEU-weighted duration of 4.5 years5.

III.	NEW DEBT FINANCING

•  Bilateral financing agreement, for the pre- and post-delivery financing of the two 3,100 TEU vessels announced in the previous quarter, bringing the total number of 3,100 TEU newbuilding orders with committed financing to six.

•  Bilateral financing agreement, from a European financial institution for effectively refinancing a facility which matured earlier this year (“old facility”). The new facility will be secured by two of the five vessels originally securing the old facility, with the other three becoming mortgage-free.

The new facility has:

-	Tenor of five years.

-	Significantly lower funding cost than the old facility.

•  Costamare has no significant debt maturities until 2027.

IV.	LEASE FINANCING PLATFORM

•  Controlling interest in Neptune Maritime Leasing Limited (“NML”).

•  Increased our investment commitment in NML to $247.8 million, of which $182.2 million has been invested to date, representing 73.5% of our total commitment.

•  Growing leasing platform with 54 shipping assets6 funded or on a commitment status basis, representing total investments and commitments of more than $665.0 million, supported by what we believe is a healthy pipeline.

V.	DIVIDEND ANNOUNCEMENTS

•  On January 2, 2026, the Company declared a dividend of $0.115 per share on the common stock, which was paid on February 5, 2026, to holders of record of common stock as of January 20, 2026.

3 Please refer to the Containership Fleet List table in Exhibit 99.2 for additional information on vessel employment details for our containership fleet.

4 Calculated on a TEU basis.

5 As of February 17, 2026. Includes the contracted revenue of the six vessels under construction.

6 Includes assets funded as of February 17, 2026 and contractual commitments as of February 17, 2026.

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•  On January 2, 2026, the Company declared a dividend of $0.476563 per share on the Series B Preferred Stock, $0.531250 per share on the Series C Preferred Stock and $0.546875 per share on the Series D Preferred Stock, which were all paid on January 15, 2026, to holders of record as of January 14, 2026.

Mr. Gregory Zikos, Chief Financial Officer of Costamare Inc., commented:

“During the fourth quarter of the year, the Company generated Net Income of about $73 million. Net Income for the whole year was about $370 million with liquidity of $590 million.

Executing on our strategy of securing long-term cash flows from high-quality counterparties in a healthy market environment, we have forward-chartered 12 vessels, from 4,000 to 14,000 TEUs, all commencing over the next three years, with a TEU-weighted average duration of six years. Incremental contracted revenues from the new charters amount to approximately $940 million.

As a consequence, the fleet employment now stands at 96% and 92% for 2026 and 2027, respectively. Total contracted revenues have reached $3.4 billion, with a remaining time charter duration of 4.5 years.

With an idle fleet of less than 1%, the charter market remains strong with continued high demand for tonnage and limited supply of ships available for charter due to the ongoing shortage of prompt ships.

With respect to Neptune Maritime Leasing, in which we hold a controlling interest, 54 shipping assets have been funded or are on a commitment status basis, with total investments and commitments exceeding $665 million.”

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Financial Summary – Continuing Operations

	Year ended December 31,		Three-month period ended December 31,
(Expressed in thousands of U.S. dollars, except share and per share data)	2024	2025	2024	2025

Voyage revenue	$864,545	$846,674	$217,726	$202,698
Accrued charter revenue (1)	$(5,903)	$2,968	$(3,918)	$756
Amortization of time-charter assumed	$(470)	$130	$(170)	$48
Amortization of deferred revenue	$—	$(4,122)	$—	$(3,327)
Voyage revenue adjusted on a cash basis (2)	$858,172	$845,650	$213,638	$200,175

Income from investments in leaseback vessels	$23,947	$31,226	$6,279	$9,274

Adjusted Net Income available to common stockholders from Continuing operations (3)	$386,274	$375,616	$91,521	$71,794
Weighted Average number of shares	119,299,405	120,198,853	119,805,639	120,434,867
Adjusted Earnings per share from Continuing operations (3)	$3.24	$3.12	$0.76	$0.60

Net Income from Continuing operations	$407,343	$396,547	$94,555	$79,150
Net Income from Continuing operations available to common stockholders	$375,200	$370,989	$88,578	$72,614
Weighted Average number of shares	119,299,405	120,198,853	119,805,639	120,434,867
Earnings per share from Continuing operations	$3.15	$3.09	$0.74	$0.60

(1) Accrued charter revenue represents the difference between cash received during the period and revenue recognized on a straight-line basis. In the early years of a charter with escalating charter rates, voyage revenue will exceed cash received during the period and during the last years of such charter cash received will exceed revenue recognized on a straight-line basis. The reverse is true for charters with descending rates.

(2) Voyage revenue adjusted on a cash basis represents Voyage revenue after adjusting for non-cash “Accrued charter revenue” recorded under charters with escalating or descending charter rates. However, Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. GAAP. We believe that the presentation of Voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then current daily charter rates.

(3) Adjusted Net Income from Continuing operations available to common stockholders and Adjusted Earnings per Share from Continuing operations are non-GAAP measures. Refer to the reconciliation of Net Income from Continuing operations to Adjusted Net Income from Continuing operations and Adjusted Earnings per Share from Continuing operations.

Non-GAAP Measures

The Company reports its financial results in accordance with U.S. GAAP. However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. The tables below set out supplemental financial data and corresponding reconciliations to GAAP financial measures for the relevant periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, voyage revenue, net income or other measures as determined in accordance with GAAP. Non-GAAP financial measures include (i) Voyage revenue adjusted on a cash basis (reconciled above), (ii) Adjusted Net Income from Continuing operations available to common stockholders and (iii) Adjusted Earnings per Share from Continuing operations.

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Exhibit I

Reconciliation of Net Income from Continuing Operations to Adjusted Net Income from Continuing Operations available to common stockholders and Adjusted Earnings per Share from Continuing Operations

	Year ended December 31,		Three-month period ended December 31,
(Expressed in thousands of U.S. dollars, except share and per share data)	2024	2025	2024	2025

Net Income from Continuing operations	$407,343	$396,547	$94,555	$79,150
Earnings allocated to Preferred Stock	(23,546)	(20,920)	(5,230)	(5,230)
Deemed dividend of Series E Preferred Stock	(5,343)	—	—	—
Non-Controlling Interest	(3,254)	(4,638)	(747)	(1,306)
Net Income from Continuing operations available to common stockholders	375,200	370,989	88,578	72,614
Accrued charter revenue	(5,903)	2,968	(3,918)	756
General and administrative expenses - non-cash component	8,427	6,979	1,919	2,362
Amortization of time-charter assumed	(470)	130	(170)	48
Amortization of deferred revenue	—	(4,122)	—	(3,327)
Realized (gain) / loss on Euro/USD forward contracts	(687)	(1,752)	100	(701)
(Gain) / Loss on derivative instruments, excluding realized (gain) / loss on derivative instruments (1)	5,931	(1,871)	4,365	(2,253)
Non-recurring, non-cash write-off of loan deferred financing costs	—	2,295	—	2,295
Other non-cash items	3,776	—	647	—
Adjusted Net Income from Continuing operations available to common stockholders	$386,274	$375,616	$91,521	$71,794
Adjusted Earnings per Share from Continuing operations	$3.24	$3.12	$0.76	$0.60
Weighted average number of shares	119,299,405	120,198,853	119,805,639	120,434,867

Adjusted Net Income from continuing operations available to common stockholders and Adjusted Earnings per Share from continuing operations represent Net Income from continuing operations after earnings from continuing operations allocated to preferred stock, deemed dividend allocated to continuing operations of our 8.875% Series E Cumulative Redeemable Perpetual Preferred Stock (“Series E Preferred Stock”) and Non-Controlling Interest, but before non-cash “Accrued charter revenue” recorded under charters with escalating or descending charter rates, amortization of time-charter assumed, amortization of deferred revenue, realized (gain)/loss on Euro/USD forward contracts, non-recurring, non-cash write-off of loan deferred financing costs, general and administrative expenses - non-cash component, (gain)/loss on derivative instruments, excluding realized (gain)/loss on derivative instruments and other non-cash items. “Accrued charter revenue” is attributed to the timing difference between the revenue recognition and the cash collection. However, Adjusted Net Income from continuing operations available to common stockholders and Adjusted Earnings per Share from continuing operations are not recognized measurements under U.S. GAAP. We believe that the presentation of Adjusted Net Income from continuing operations available to common stockholders and Adjusted Earnings per Share from continuing operations are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that Adjusted Net Income from continuing operations available to common stockholders and Adjusted Earnings per Share from continuing operations are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that Adjusted Net Income from continuing operations available to common stockholders and Adjusted Earnings per Share from continuing operations are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of Adjusted Net Income from continuing operations available to common stockholders and Adjusted Earnings per Share from continuing operations generally eliminates the accounting effects of certain hedging instruments and other accounting treatments, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating Adjusted Net Income from continuing operations available to common stockholders and Adjusted Earnings per Share from continuing operations, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted Net Income from continuing operations available to common stockholders and Adjusted Earnings per Share from continuing operations should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

(1)	Items to consider for comparability include gains and charges. Gains positively impacting Net Income from continuing operations available to common stockholders are reflected as deductions to Adjusted Net Income from continuing operations available to common stockholders. Charges negatively impacting Net Income from continuing operations available to common stockholders are reflected as increases to Adjusted Net Income from continuing operations available to common stockholders.

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